FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of November, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______

COMPAGNIE GENERALE DE GEOPHYSIQUE

ISIN : 0000120164 — NYSE : GGY

Compagnie Générale de Géophysique announces a reserved issue of subordinated bonds convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash

Paris, 2 November 2004 — Compagnie Générale de Géophysique (the “Company”) (ISIN: FR0000120164; NYSE: GGY) today launched the issue of an aggregate amount of US $84,980,000 subordinated bonds convertible into new ordinary shares of the Company or redeemable into new shares and/or existing shares of the Company and/or in cash (the “Bonds”). The issuance of these Bonds is taking place solely outside of France and is reserved for Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and CGG Executive Invesco, LLC1.

A prospectus, comprising the Document de référence filed on 10 May 2004 with registration number D. 04-0691 and a Note d’Opération, was produced for the purposes of admission to the Premier Marché d’Euronext Paris of the shares to be issued upon conversion, payment of interest in shares or redemption at maturity of the bonds. The prospectus was approved by the Autorité des Marchés Financiers on 28 October 2004 with visa number 04-863.

This announcement, prepared in accordance with the applicable French regulatory provisions, restates the basic terms of the issue. Terms not defined herein are defined pursuant to the Note d’Opération.

Purpose	The net proceeds of the issue and sale of the Bonds will be used in whole or part to manage maturity of the group’s debt.

Aggregate nominal amount	US $ 84,980,000

Net proceeds of issue after deduction of fees and charges	US $ 78,980,000

Total number of Bonds issued	14,000

Nominal amount of each Bond	US $ 6,070

Issue price	US $ 6,070

1     Onex Corporation is a diversified company with annual consolidated revenues of approximately CDN $16 billion and consolidated assets of approximately CDN $15 billion. Onex is one of Canada’s largest companies with global operations in service, manufacturing and technology industries. Its operating companies include Celestica Inc., Magellan Health Services, Inc., ClientLogic Corporation, Cineplex Galaxy LP, J.L. French Automotive Castings, Inc., Commercial Vehicle Group, Inc., Res-Care, Inc., InsLogic Corporation, Performance Logistics Group, Inc. and Radian Communication Services Corporation. Onex shares trade on the Toronto Stock Exchange under the stock symbol OCX.

Form of Bonds	The Bonds will be issued in registered form (nominatifs purs).

Indicative subscription date and payment date	4 November 2004

Term	8 years starting from the Issue Date until the normal Maturity Date.

Annual Interest	Each Bond will bear basic interest at a rate of 7.75% per annum, i.e. US $ 470.42 per Bond, accruing daily and payable quarterly in arrears on the 15th day of January, April, July and October of each year beginning 15 January 2005.

Each Bond will also bear contingent interest in an amount equal to the product of: (i) the amount of any dividend, advance on dividends or other distribution paid per share and (ii) the Conversion Ratio.

Payment of interest	Interest will be paid at the Company’s option:

(a) by the issuance or delivery of that number of Freely Tradeable Shares having a Current Market Value on the Business Day immediately prior to the date of payment equal to the amount being satisfied thereby;

(b) in cash in US Dollars; or

(c) in any combination of the foregoing,

subject to the terms and conditions specified in paragraph 2.3.5.3 of the Note d’Opération.

Actuarial return	Owing to the variable nature of the remuneration, it is not possible to define the gross annual actuarial return for the term of the issue.

If no contingent interest is paid, the gross actuarial return for the issue will be 7.75% at the payment date assuming there is no early redemption.

Normal redemption	The Bonds will be redeemed in whole at par, at the price of US $ 6,070 per Bond (i.e. 100% of the nominal value) on 4 November 2012 (or the following business day (Jour de Bourse) if this date is not a business day).

Early redemption at the option of the Company	• The Company will be able to redeem all of the Bonds for tax reasons as defined in paragraph 2.3.7.1 of the Note d’Opération or in cases of illegality as defined in paragraph 2.3.7.2 in the Note d’Opération.

• The Company will be entitled to redeem all or part of the Bonds at any time, without limitation on price or quantity, by means of purchases of the Bonds from their holders made with their consent and on the terms agreed to by such holders.

Early redemption at the option of the bondholders	• In the event of a fundamental change as defined in paragraph 2.3.9 of the Note d’Opération, any bondholder may require that the Company repurchases any or all of its Bonds.

• In the event of default by the Company as defined in paragraph 2.3.10 of the Note d’Opération, the representatives of the bondholders can require that all the Bonds be redeemed.

Subordination	All amounts due under the Bonds constitute subordinated, direct, unconditional and unsecured obligations of the Company as described in paragraph 2.3.13 of the Note d’Opération.

Guarantee	Payments of interest, principal, taxes, costs and ancillary amounts and any other amounts due have not been guaranteed.

Rating	No application has been made for the Bonds to be rated.

Representation of Bondholders	In accordance with article L.228-46 of the Code de commerce, the Bondholders will be grouped together in a collective group (masse), which shall have legal personality. The acting representative is specified in paragraph 2.3.17 of the Note d’Opération.

Listing	The Bonds will not be listed on a regulated or non-regulated market in or outside of France. The shares issued upon conversion, redemption at maturity or payment of Interest will be listed on the Premier Marché d’Euronext Paris S.A.

Fiscal Agent/Calculation Agent	The centralisation of the financial services related to the issue (the payment of interest, centralisation of conversion and/or exchange demands, redemption of Bonds etc.) and the administrative services related to the Bonds, as well as the services of the Calculation Agent, shall be carried out by BNP Paribas Securities Services (as described in paragraph 2.5.1 of the Note d’Opération).

Governing Law	The Bonds will be governed by French law.

Conversion of the Bonds into shares	The Bonds will be convertible at any time in whole or in part at the option of the Bondholder into new shares.

Conversion Ratio	100 shares of a nominal value of €2 each for each Bond.

Preferential subscription rights	It is proposed that the Company’s shareholders waive their preemption rights.

Terms of repayment of the Bonds at maturity	All amounts payable by the Company to the Bondholder on the Maturity Date shall be paid, at the Company’s option:

(a) by the issuance or delivery of that number of Freely Tradeable Shares having a Current Market Value on the Business Day immediately prior to the date of payment equal to the amount being satisfied thereby;

(b) in cash in US Dollars; or

(c) in any combination of the foregoing,

subject to the terms and conditions specified in paragraph 2.3.6.1 of the Note d’Opération.

Maximum number of shares to be issued	Pursuant to the issue of the Bonds, the Company will not be entitled to deliver shares in excess of:

• 1,400,000 shares with a nominal value of €2 each, representing an increase in share capital by a nominal amount of €2,800,000, resulting from the conversion of the Bonds and subject to adjustments specified in the paragraph entitled “Adjustments of the Conversion Ratio in the event of financial transactions” in the Note d’Opération;

• 2,000,000 shares with a nominal value of €2 each, representing an increase in share capital by a nominal amount of €4,000,000, resulting from the redemption of the Bonds not previously converted into shares and subject to subject to any necessary adjustments in case of a division in the nominal value that increases the number of shares; and

• 1,200,000 shares with a nominal value of €2 each, representing an increase in share capital by a nominal amount of €2,400,000, to pay all or part of the interest in arrears on the Bonds in shares, at the option of the Company, and in total a maximum global issue of 4,599,900 shares with a nominal value of €2 each (i.e. 39.3% of the number of shares making up the share capital as at 26 October 2004) resulting in an increase in share capital of a maximum nominal amount of €9,199,800.

New shares to be issued on conversion or early redemption of the Bonds	New shares issued upon conversion or early redemption of the Bonds shall be subject to all provisions of the Company’s articles of association (statuts) and shall confer on their holders, from the date of delivery, all the rights attached to existing shares.

New shares to be issued upon payment of Interest and/or redemption at maturity	New shares issued upon payment of Interest and/or redemption at maturity shall confer on their holders, from the date of delivery, all the rights attached in existing shares.

Current stock market price of the Company’s shares	€48.01 on the 26 October 2004 (closing price)

Key dates	4 November 2004: Payment/delivery of Bonds

This press announcement does not constitute an offer for sale of securities or an invitation to subscribe for securities or to sell securities in any jurisdiction. The securities mentioned in this press announcement have not been registered under the United States Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission.

Contacts:

Christophe BARNINI : (33) 1 64 47 38 10

Béatrice PLACE-FAGET : (33) 1 64 47 45 67

Email : invrel@cgg.com

Company website: www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : November 2nd, 2004	By Senior Executive Vice President, Human Resources & Finance and Chief Financial Officer /Michel PONTHUS /